
November 16, 2012

Mr. Kristian B. Kos
President and Chief Executive Officer
New Source Energy Corporation
914 North Broadway, Suite 230
Oklahoma City, Oklahoma 73102

> **Re:** **New Source Energy Partners L.P.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted October 19, 2012**
> **CIK No. 0001560443**

Dear Mr. Kos:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form S-1

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. You state on page 78 that "[O]ur partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2012, we distribute all of our available cash to unitholders of record on the applicable record date." However, we note that Article IV, Section 4.3 of the partnership agreement states that:

> From time to time, but not less often than quarterly, the General Partner shall review the Partnership's accounts to determine whether distributions are appropriate. The General Partner may make such cash distribution as it, in its sole discretion, may determine without being limited to current or accumulated income or gains from any Partnership funds, including, without limitation, Partnership revenues, capital contributions or borrowed funds; *provided*, *however*, that no such distribution shall be made if, after giving effect thereto, the liabilities of the Partnership exceed the fair market value of the assets of the Partnership. In its sole discretion, the General Partner may, subject to the foregoing proviso, also distribute to the Partners other Partnership property, or other securities of the Partnership or other entities. All distributions by the General Partner shall be made in accordance with the Percentage Interests of the Partners.

This appears inconsistent with the statement that the partnership is "required" to distribute "all of its available cash."   Please advise, or clarify your disclosure concerning your cash distribution policy accordingly throughout the prospectus.

3.   Please provide us with an analysis as to whether New Source Energy Corporation is an underwriter with respect to the overallotment shares to be registered in this offering and should be named as such in your prospectus. We note your disclosure in your Use of Proceeds section that "The net proceeds from any exercise of the underwriters' option to purchase additional common units will be used to pay additional cash consideration to New Source Energy for the contribution of the Partnership Properties."

4.   We note your disclosure throughout your prospectus that conflicts of interest "may arise in the future" between you and your unitholders, on the one hand, and your general partner and its owners and affiliates, on the other hand. Please revise your disclosure to make clear, in addition, that there currently are conflicts of interest. In that regard, we note that there are conflicts with respect to the negotiation of the terms of the Contribution, Conveyance and Assumption Agreement, the Development Agreement and the Omnibus Agreement.

Overview, page 1

5.   Please provide us with the petroleum engineering reports you used as the basis for your June 30, 2012 proved reserves disclosures. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:

a)   One-line recaps in spread sheet format for each property sorted by field within each proved reserve category. Please include the dates of first booking, dates of estimated first production and estimated development cost for each of your proved undeveloped properties.
b)   Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties.

    c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories.

    d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Please indicate your preferred method of disposition/return and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

6. We note your statement, "Average net daily production from our properties during the six months ended June 30, 2012 was 3,177 Boe/d." You disclosed the actual production for this period as 31.4 MBO, 1120 MMCFG and 360 MBNGL on pages 24, 101 and 129. Please revise your prospectus here to disclose also the separate figures for oil, natural gas liquids and natural gas volumes. Alternatively, you may refer the reader to the appropriate disclosure elsewhere. This comment applies to all disclosure situations where the differences in product prices could significantly misrepresent the value of equivalent hydrocarbon volume presented. This includes tables with headings "Percent Oil and NGL."

Our Competitive Strengths, page 8

7. We note your disclosure of an "…average all-in finding and development costs, including revisions, on the Partnership Properties of $6.00 per Boe over the three-year period ended December 31, 2011." If these unit F&D cost calculations incorporated proved undeveloped reserves, please revise your prospectus to disclose whether you included the estimated future development costs associated with these PUD reserves.

Risk Factors, page 26

Cost reimbursements due to the New Source Group for services provided…, page 44

8. Please disclose in this risk factor, if true, that there are no caps on the fees and expense reimbursements that you may be required to pay to New Source Group.

Use of Proceeds, page 56

9.   Please quantify separately the fees and expenses associated with the contribution of the partnership properties.

10.   We note your disclosure on page 1 that New Source Energy will contribute certain commodity derivative contracts to the partnership at the closing of this offering. Please revise your Use of Proceeds disclosure to reflect this contribution.

Our Cash Distribution Policy and Restrictions on Distributions, page 59

Estimated Adjusted EBITDA for the Year Ending December 31, 2013, page 66

11.   We note that you have provided projected information for the twelve months ending December 31, 2013. As you intend to make quarterly distributions, please provide disclosure demonstrating your ability to make payments on a quarterly basis both historically ("backcast") and going forward. For example, you could expand the table on page 68 to show distributions by quarter. To the extent that you believe that an alternative presentation would provide investors with sufficient (equivalent) information regarding your ability to make planned distributions, please provide us with a description of such alternative presentations, including the basis for your belief that it provides an appropriate basis for investors to make an informed investment decision.

Assumptions and Considerations, page 69

Cash Interest Expense, page 73

12.   We note that your estimated interest expense for the twelve months ending December 31, 2013 is based on an average outstanding debt balance of $40 million with an assumed weighted average interest rate of 3.75%. Please tell us how you considered using a current interest rate or the interest rate for which you currently have a commitment. If you are not using a current or committed interest rate, please provide disclosure explaining the rate used (i.e., the historical weighted average interest rate for New Source Energy's revolving credit facility) and describing the anticipated effects of the current interest rate environment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 96

New Revolving Credit Facility, page 109

13.   We note concurrently with the closing of this offering you anticipate entering into a new four year revolving credit facility. We also note from the disclosure on page 10 that you will assume an unspecified amount of debt from New Source Energy and will use an unspecified amount under your new credit facility to repay that debt. On page 73 of your

filing, you disclose your intention to borrow approximately $40 million in revolving debt under a new revolving credit facility with an estimated weighted average interest rate of 3.75%. Please revise to provide disclosure here explaining your anticipated debt position at the time your offering will be completed.

14. In connection with the preceding comment, please disclose whether you have a firm commitment for the credit facility described in your filing, and if so, provide more detail regarding the specific terms of the commitment. If you do not have a firm commitment, please tell us about your basis for anticipating this credit facility will have features and terms similar to the New Source Energy credit facility.

Business and Properties, page 117

15. Please substantiate the following statement on page 123: "Our relationship with the New Source Group provides us with access to saltwater disposal and other key infrastructure, drilling rigs, completion services, oilfield equipment and oilfield services at what we believe are favorable rates." Also explain how your relationship with New Source Group will "help control [your] costs."

Our Operations, page 124

16. Please expand your statement, "The New Source Group began development of the Golden Lane field in 1999 and has drilled and completed 246 economic wells since the initial development," to disclose the number of horizontal wells the New Source Group has drilled and completed.

Proved Undeveloped Reserves, page 128

17. We note the significant change in your proved undeveloped reserves due to revisions for the six months period ending June 30, 2012. Please revise your prospectus to explain the cause(s) for this change. Refer to Item 1203(b) of Regulation S-K.

18. Please tell us whether you have PUD reserves that are scheduled for drilling more than five years after booking. If so, please revise your prospectus to explain the reasons for this delay. Refer to Item 1203(d) of Regulation S-K.

Productive Wells, page 130

19. Please tell us the net and gross horizontal oil and gas wells in which you own a working interest and consider disclosing this information in your prospectus.

Acreage, page 130

20. We note your material undeveloped lease expirations. Please revise your prospectus to disclose the PUD reserves and associated drilling locations that are scheduled for drilling

after the associated acreage expires, if any. Address your options for maintaining the expiring leases.

Certain Relationships and Related Party Transactions, page 151

21.   Please disclose how you determined which properties to contribute to the partnership and which ones to retain for New Source Energy Corporation as a stand-alone entity.

22.   It appears that Mr. Chernicky and Mr. Kos are both promoters within the meaning of Securities Act Rule 405, given their respective roles in founding and organizing New Source Energy Corporation and the consideration that they exchanged with the company during that process. Accordingly, please provide the disclosure required by Item 404(c)(1) of Regulation S-K with respect to the properties to be contributed to the partnership. In other words, to the extent that the properties were acquired from unaffiliated third parties by Mr. Chernicky (through Scintilla, LLC) or Mr. Kos (through Deylau, LLC), disclose the original acquisition cost and disclose the principles followed in determining the valuation of the properties for purposes of the contribution to New Source Energy Corporation and then the proposed contribution from New Source Energy Corporation to the partnership in connection with this offering.

Conflicts of Interest and Fiduciary Duties, page 156

23.   Please refer to the following statement on page 164: "In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful." Please revise your disclosure to clarify that this provision does not apply to federal securities law claims. See Section 14 of the Securities Act.

Financial Statements

Properties to be Contributed to New Source Energy Partners LP, page F-1

General

24.   We note your filing includes unaudited interim financial statements for your predecessor for the quarterly period ended June 30, 2012. Please note the financial statement updating requirements per Rules 3-01 and 3-12 of Regulation S-X.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation and Nature of Operations, page F-7

25.   Please expand your disclosure on page F-7 to clearly explain the method through which acquisition, exploration, and development costs were allocated in preparing your financial statements.

General and Administrative Expenses, page F-10

26.   Please revise to explain more clearly the allocation methodologies used with regard to general and administrative expenses. In addition, we note you have made reference to "other factors" that were considered in allocating expenses. Please tell us about these factors and describe their impact on your financial statements. As part of your revised disclosure, please also clarify the cost allocation methodology used for stock-based compensation. Refer to SAB Topic 1B1.

Pro Forma Data (unaudited), page F-11

27.   Please expand your discussion of the pro forma distribution to clearly state that a portion of the proceeds raised from this offering will be distributed to New Source Energy. Pursuant to SAB Topic 1B3, please note that your pro forma balance sheet should reflect an accrual for this distribution. In addition, if a distribution will be paid from offering proceeds, pro forma per share data should be presented giving effect to the number of issued shares for which the proceeds will be used to pay the dividend.

28.   Please describe your basis for presenting pro forma information adjusted to reflect a method of calculating depreciation, depletion, and amortization expense that differs from what was used to prepare your financial statements or revise the pro forma information presented in your submission to exclude this adjustment.

29.   We note you intend to repay a specific amount of borrowings under the credit facility reflected in your financial statements. Please tell us about your basis for providing footnote disclosure regarding the pro forma effects of those repayments on your statement of operations.

Reserve quantity information, page F-22

30.   Please revise your prospectus to explain the causes of the significant revisions to your proved reserves during 2011. Refer to FASB ASC paragraph 932-235-50-5.

Exhibits and Financial Statement Schedules, page II-2

31.   We note your disclosure on page 109 that on August 12, 2011, New Source Energy
        entered into a $150.0 million four-year credit facility. Please explain to us why you have
        not filed this credit agreement pursuant to Item 601(b)(10) of Regulation S-K.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

        You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 if you have
questions regarding the engineering comments. You may contact Bob Carroll (Staff Accountant)
at (202) 551-3362, or Ethan Horowitz (Branch Chief) at (202) 551-3311 if you have questions
regarding comments on the financial statements and related matters. Please contact Alexandra
M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3740 with any other
questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director